UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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Press Release

INCORPORATION OF CPFL RENOVÁVEIS

CPFL Energia and ERSA announce the conclusion of the incorporation of CPFL Renováveis, by means of the association of the assets and projects owned by both companies, such being considered small hydro power plants, wind farms and biomass thermoelectric power plants.

The new company is born as the largest in Latin America, in the segment of energy generation from renewable1 sources, with 1,417 MW of power in operation and under construction, and 3,037 MW of projects under preparation for construction and development.

CPFL Energia is the majority shareholder of the new company, with 63.58% of the shares, considering the assets of Jantus SL – SIIF Énergies Brasil - whose acquisition still is underway under the terms of the Material Fact released on April 07, 2011 - will also integrate the portfolio of assets of CPFL Renováveis. Current shareholders of ERSA will hold 36.42% stake.

São Paulo, August 24, 2011 – CPFL Energia S.A. (“CPFL Energia”) and CPFL Energias Renováveis S.A. (“CPFL Renováveis” or the “Company”, formerly ERSA – Energias Renováveis S.A.) jointly are disclosing that the shareholders of the Company and of Smita Empreendimentos e Participações S.A. (“Nova CPFL”) approved today, without restrictions, the incorporation of CPFL Renováveis, the largest company in the segment of energy generation through renewable sources – small hydroelectric power plants, biomass thermoelectric power plants and wind farms – of Latin America.

With a portfolio of 1,417 MW of power in operation and under construction (including the assets of Jantus SL – SIIF Énergies Brasil - whose acquisition still is underway under the terms of the Material Fact released on April 07, 2011 – “SIIF Assets”) as of its incorporation CPFL Renováveis already has a strong presence in the three main renewable energy technologies currently being developed in the country and has robust activities in the development, preparation, construction and operational stages of power generation plants.

The incorporation of CPFL Renováveis came about through the merger of Nova CPFL by the Company (the “Merger”), under the terms and conditions set forth in the "Protocol and Justification of Merger of Smita Empreendimentos e Participações S.A. by ERSA - Energias Renováveis S.A." signed by the Board of Executive Officers of both companies and the subject of the Material Fact released on August 23, 2011. As a result of the Merger, the Company’s name was changed from ERSA – Energias Renováveis S.A. to CPFL Energias Renováveis S.A.

1 The term “renewable energies”, when mentioned herein, shall refer to small hydro power plants (PCHs), wind farms and biomass thermoelectric power plants.

Joint Venture between CPFL and ERSA | August 24, 2011

The Merger represented a stage called for under the Joint Venture Agreement concluded between CPFL Energia, through its subsidiaries CPFL Geração de Energia S.A. (“CPFL Geração”) and CPFL Comercialização Brasil S.A. (“CPFL Brasil”)  (jointly, “CPFL”) and ERSA's shareholders on April 19, 2011, in order to implement the association of its renewable energy assets and projects in Brazil.

According to the resolutions taken by the shareholders of the Company and Nova CPFL in their respective general shareholders’ meetings that were held on this date, CPFL Geração and CPFL Brasil reached a joint shareholding in the Company's capital stock equivalent to 54.5% (fifty-four point five percent) of the total and voting and capital stock, becoming the majority shareholders. Considering that the Merger was approved by all of the shareholders of the Company and of Nova CPFL, there shall be no right to withdrawal deriving from the approval of the Merger.

Also signed on this date was a shareholders' agreement between CPFL Energia, CPFL Geração, CPFL Brasil and the Company's current shareholders establishing the main terms and conditions that will govern the relationship of the parties as the Company's shareholders.

Finally, CPFL Energia and CPFL Renováveis hereby reaffirm that the assets of Jantus SL – SIIF Énergies Brasil (four wind farms operating in the State of Ceará, totaling 210 MW and a portfolio of 412 MW in certified projects and 320 MW in non-certified projects), upon acquisition under the terms of the Material Fact released on April 7, 2011 shall become part of the portfolio of renewable energy generation assets of CPFL Renováveis. Thus, CPFL Brasil will contribute the funds necessary for conclusion of the acquisition of such assets by CPFL Renováveis, through which CPFL Geração and CPFL Brasil will become holders of common shares representing 63.00% of the Company's voting and total capital stock. Moreover, if the Quintanilha Machado wind project, also the subject of the aforementioned Material Fact, is acquired, CPFL will still contribute the funds necessary for such acquisition by CPFL Renováveis, so that CPFL Geração and CPFL Brasil become owners of common shares representing 63.58% of the Company's voting and total capital stock.

Joint Venture between CPFL and ERSA | August 24, 2011

CPFL RENOVÁVEIS CORPORATE STRUCTURE AND ASSETS PORTFOLIO

à Current position, with the closing of the transaction (without SIIF Assets):

à Position including SIIF Assets:

Notes: (1) Biomass in operation includes the Bio Formosa Thermoelectric Power Plant (operation under test). (2) Version with SIIF includes Quintanilha Machado (135 MW).

Joint Venture between CPFL and ERSA | August 24, 2011

CPFL Renováveis restates to its employees, clients, shareholders and suppliers, as well as to the authorities and to the market, their commitment with the sustainable growth, environment preservation and clean and renewable power generation to Brazil.

Investor Relations at CPFL Energia

Phone: 55 19 3756-6083

Fax: 55 19 3756-6089

E-mail: ri@cpfl.com.br

website: www.cpfl.com.br/ri

Investor Relations at CPFL Renováveis

Phone: 55 11 3157-9300

Fax: 55 11 3157-9465

E-mail: ri@cpflrenovaveis.com.br

website: www.cpflrenovaveis.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 24, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.